Filed by Brookfield High Income Fund Inc. (File No. 811-08795)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:
Brookfield High Income Fund Inc.
File No. 811-08795

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

BROOKFIELD HIGH INCOME FUND INC.

Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281

August 3, 2016

Dear Shareholder:

Brookfield High Income Fund Inc. (the “Fund”) recently sent to you proxy material regarding the upcoming Special Meeting of Shareholders.  Your important proxy voting instructions are needed on a proposal affecting the Fund.  The Special Meeting is scheduled to be held on Friday, August 12, 2016 at the offices of Brookfield Investment Management Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10291 at 8:30 a.m. Eastern Time.

THE FUND’S RECORDS INDICATE THAT YOU HAVE NOT YET VOTED.  PLEASE TAKE A MOMENT NOW TO CAST YOUR IMPORTANT VOTE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE SPECIAL MEETING.

THE BOARD OF DIRECTORS OF THE FUND RECOMMEND A VOTE IN FAVOR OF THE PROPOSAL. THIS RECOMMENDATION IS ALSO SUPPORTED BY INSTITUTIONAL SHAREHOLDER SERVICES INC. (“ISS”) THE LEADING PROXY ADVISORY FIRM.

Detailed information about the Special Meeting and the proposals can be found in the proxy statement.   To simplify matters we have included an additional copy of your proxy card(s) for your convenience.  Should you have any questions about the proposal, or about how to vote, please call 1-800-330-5136. Representatives are available Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

Thank you in advance for your attention to this important matter.

Sincerely,

Brian F. Hurley
President

Voting is easy. Please take a moment now to cast your vote using one of the voting options listed below:

1. Vote by Phone. Simply dial the toll-free number located on the enclosed proxy card. Please have the proxy card available at the time of the call.

2. Vote via the Internet. Simply visit the website indicated on the enclosed proxy card and follow the instructions on the website.

3. Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.